October 16, 2012

To:

Catherine T. Brown

Securities and Exchange Commission

RE:

Ample-Tee, Inc.

Amendment No. 1 Registration Statement on Form S-1

Filed April 19, 2012

File No. 333-179079

In response to your letter dated May 15, 2012 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Ample-Tee, Inc. (the “Company”).  Amendment no. 2 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s May 15, 2012 letter in italicized text immediately before our response.

General

1. We note that you appear to qualify as an emerging growth company, as such term is defined in Securities Act Section 2(a)(19). We have the following comments as a result of such status:

—

              Please identify yourself as an emerging growth company on the outside front cover page of the prospectus.

RESPONSE:

We have disclosed on our prospectus cover page that:

“The Company is an emerging growth company, but the company has irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to section 107(B) of the Jump Start Business Act of 2012.”

—

              Please briefly described the various exemptions available to you, such as the exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section

14A(a) and (b) of the Exchange Act.

RESPONSE:

An emerging growth company could be capable of taking advantage of several exceptions, such as:

Ample-Tee, Inc.

www.ample-tee.com

corporate@ample-tee.com

telephone:(775) 321-8214

Say-On-Pay. Section 14A(e) of the Exchange Act has been amended to exempt emerging growth companies from the “say-on-pay”, “say-on-pay frequency” and “say-on-golden parachute”

RESPONSE (continued):

requirements that were enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act. After cessation of emerging growth company status, if an issuer was an emerging growth company for less than two years after its initial public offering date, it must hold a say-on-pay vote no later than the end of the three-year period beginning on the date it is no longer an emerging growth company. Any other company that has ceased to be an emerging growth company must hold a say-on-pay vote no later than the end of the one-year period beginning on the date it is no longer an emerging growth company. In addition, following cessation of emerging growth company status, a company will become subject to the say-on-pay-frequency and say-on-golden parachute provisions of Rule 14a-21 promulgated under the Exchange Act.

Pay-versus-Performance; Section 14(i) of the Exchange Act has been amended to exempt emerging growth companies from the pay versus-performance requirements that were enacted as part of the Dodd-Frank Act. The SEC has not yet finalized the regulations implementing the pay-versus-performance requirements of the Dodd-Frank Act.

CEO Pay Ratio Disclosure; Section 953(b)(1) of the Dodd-Frank Act has been amended to exempt emerging growth companies from the requirement to compare CEO compensation to the median of the annual total compensation of all employees of the issuer other than the CEO. The SEC has not yet finalized the regulations implementing the pay ratio disclosure requirements of the Dodd-Frank Act.

Compensation Disclosures; Emerging growth companies may comply with the less burdensome executive compensation disclosure requirements applicable to any issuer with a market value of less than $75 million of outstanding voting and nonvoting common equity held by non-affiliates. Currently these provisions are set forth in Item 402(l) through (r) of Regulation S-K as applicable to smaller reporting companies.

Financial Statement Requirements; Section 7 of the Securities Act has been revised to require that two years, rather than three years, of audited financial statements be included in any registration statement filed with the SEC by an emerging growth company. Similarly, an emerging growth company need only present its Management’s Discussion and Analysis of Financial Condition and Results of Operations for each period for which financial statements are presented rather than the periods required by Item 303 of Regulation S-K. Furthermore, an emerging growth company need not present selected financial data for any period prior to the earliest audited period presented in connection with its initial public offering. In addition, an emerging growth company need not comply with any new or revised financial accounting standard until such date that a company that is not an “issuer”, as defined in Section 2 of the Sarbanes Oxley Act of 2002 (generally, a nonpublic company), is required to comply with such new or revised accounting standard. Similar changes were also made to Section 13(a) of the Exchange Act.

Ample-Tee, Inc.

www.ample-tee.com

corporate@ample-tee.com

telephone:(775) 321-8214

Internal Control over Financial Reporting; Section 404(b) of Sarbanes-Oxley has been amended to exempt emerging growth companies from the requirement to obtain an attestation report on

RESPONSE (continued)

internal control over financial reporting from the issuer’s registered public accounting firm. Currently, this requirement is only applicable to “accelerated filers” and “large accelerated filers” as defined in Rule 12b-2 promulgated under the Exchange Act.

PCAOB Rules; The Public Company Accounting Oversight Board must exclude emerging growth companies from any rules it might adopt addressing mandatory audit firm rotation or requiring a supplement to the auditor’s report in which the auditor would provide additional information about the audit and the financial statements of the issuer (a so-called auditor discussion and analysis). No PCAOB rules adopted after the date of enactment of the JOBS Act will apply to an emerging growth company unless the SEC determines that the application of such rules is necessary or appropriate in the public interest, after considering the protection of investors and whether the action will promote efficiency, competition and capital formation.

We could also be entitled to exemptions under Section 14(a) and (b) of the Securities Exchange Act of 1934, as described below:

a.

Solicitation of proxies in violation of rules and regulations:

It shall be unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 12.

b.

Giving or refraining from giving proxy in respect of any security carried for account of customer:

1.

It shall be unlawful for any member of a national securities exchange, or any broker or dealer registered under this title, or any bank, association, or other entity that exercises fiduciary powers, in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors, to give, or to refrain from giving a proxy, consent, authorization, or information statement in respect of any security registered pursuant to section 12, or any security issued by an investment company registered under the Investment Company Act of 1940, and carried for the account of a customer.

2.

With respect to banks, the rules and regulations prescribed by the Commission under paragraph (1) shall not require the disclosure of the names of beneficial owners of securities in an account held by the bank on December 28, 1985, unless the beneficial owner consents to the disclosure. The

Ample-Tee, Inc.

www.ample-tee.com

corporate@ample-tee.com

telephone:(775) 321-8214

provisions of this paragraph shall not apply in the case of a bank which the Commission finds has not made a good faith effort to obtain such consent from such beneficial owners.”

—

              Please disclose your election under Section 107(b) of the Jumpstart Our Business

Startups Act, or the Act.

RESPONSE:

We have disclosed on our prospectus cover page that:

“The Company is an emerging growth company, but the company has irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to section 107(B) of the Jump Start Business Act of 2012.

—

If you have elected to opt-out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, please include a statement that the election is irrevocable.

RESPONSE:

Please see our response immediately above. We believe your comment does not apply to our facts and circumstances.

—

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, please include risk factor disclosure to explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. You should also disclose in the risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please also include a similar statement in “Management Discussion and Analysis of Financial Condition and Results of Operations.”

RESPONSE:

We believe your comment does not apply to our facts and circumstances.

2. We note that you are a development stage company and are issuing penny stock. Accordingly, please revise to have the offering comply with Securities Act Rule 419. Alternatively, please include a statement on the cover page of the prospectus that you have no plans to engage in a merger or acquisition with another entity.

Ample-Tee, Inc.

www.ample-tee.com

corporate@ample-tee.com

telephone:(775) 321-8214

RESPONSE:

In accordance with your recommendations, we have revised our disclosure on our cover page as follows:

“Since becoming incorporated, Ample-Tee has not been involved in any mergers, acquisitions or consolidations nor has the Company any plans nor does any of its stockholders have any plans to merge into an operating company, to enter into a change of control or similar transaction or to change our management. Neither management nor the Company’s shareholders have plans or intentions to be acquired.”

Prospectus Summary, page 4

The Offering, page 4

3. We note that you disclose net proceeds of $150,000; however, this amount appears to be the gross proceeds of the offering assuming all shares are sold. Please revise to show your net proceeds after deducting the costs of the offering. Please also revise your disclosure to indicate that net proceeds of $135,000 assume that all of the shares are sold.

RESPONSE:

In accordance with your recommendations, we have revised our disclosure to reflect net proceeds from $150,000 to $135,000.

Risk Factors, page 5

4. Please delete the fourth and fifth sentences in the introductory paragraph to the risk factor section. Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks not presently known to you or risk that you currently consider immaterial. In view of the requirements of Item 503(c) of Regulation

S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material,

you should not make reference to them.

RESPONSE:

In accordance with your recommendation, we have deleted the fourth and fifth sentences in the introductory paragraph to the risk factor section.

Forward-Looking Statements, page 10

5. The safe harbor for forward-looking statements provided in the Private Securities

Litigation Reform Act of 1995 does not apply to statements made in connection with an

Ample-Tee, Inc.

www.ample-tee.com

corporate@ample-tee.com

telephone:(775) 321-8214

initial public offering. See Securities Act Section 27A(b)(2)(D) and Exchange Act

Section 21E(b)(2)(D). Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

RESPONSE:

In accordance with your recommendation, we have deleted the reference to the safe harbor.

6. Please delete the references in this section to the market price of copper, outcomes of reserve development, property exploration and development, environmental reclamation,

and permit acquisition. Alternatively, explain to us how these uncertainties impact your business.

RESPONSE:

In accordance with your recommendation, we have deleted references to the market price of copper, outcomes of reserve development, property exploration and development, environmental reclamation, and permit acquisition.

Dilution, page 11

7. Please revise to rename the net tangible book value deficit before the offering or to disclose the amount of the net tangible book value deficit per share before the offering in brackets.

RESPONSE:

We believe that your comment does not apply to our facts and circumstances because we have not used the terminology “net tangible book value deficit”, within our disclosure.

Description of Business, page 16

General, page 16

8. We note that you have not generated any revenues, do not have any agreements with suppliers and have not yet commenced operations. Please revise throughout the prospectus to remove statements that imply you have operations. For example, we note the following disclosure:

—

Ample-Tee, Inc.

www.ample-tee.com

corporate@ample-tee.com

telephone:(775) 321-8214

Statement in the first paragraph under this heading that you “focus on selling hard-to-find ergonomic products….”

—

Statement in the second sentence under the heading “Products” on page 17 stating that your “primary products include chairs….”

RESPONSE:

In accordance with your recommendations, we have revised throughout the prospectus to remove statements that imply we have operations.

Industry Analysis, page 18

9. Please disclose whether the statements in the first paragraph represent your management’s reasonable belief or are attributable to a third-party source. If a statement represents your management’s belief, then please disclose the basis for such belief. If a statement is attributable to a third-party source, then please disclose the source.

RESPONSE:

We have modified our disclosure in accordance with your recommendation as follows:

“Management believes the ergonomic industry in general is growing by leaps and bounds.  As the use of computers increases in offices, people are experiencing increased health problems and aggravating pre-conditions from repetitious use of computers for long periods of time.  The ailments can vary significantly and can create lost productivity for individuals and businesses.  We believe the recognition of ergonomics and products associated with this term is growing and the ergonomic product manufacturing industry is also growing as more companies are producing and designing new products in a cost effective manner.”

Financial Statements, page 30

Note 6 – Subsequent Events, page 40

10. Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. See FASB ASC 855-10-50-1.

RESPONSE: In accordance with your recommendations, we have revised the Subsequent Events and included the dates to which the financial statements were reviewed.

Ample-Tee, Inc.

www.ample-tee.com

corporate@ample-tee.com

telephone:(775) 321-8214

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Plan of Operations, page 41

11. We note that you intend to source out potential suppliers and establish a line of products during the next 12 months. However, you have not included sourcing suppliers and establishing a product line as one of your intended use of proceeds from the offering. Please disclose how you intend to obtain the funds to accomplish this goal.

RESPONSE:

We have amended the Use of Proceeds to correctly reflect sourcing of potential suppliers.  The Travel section within the Use of Proceeds was always intended to include the sourcing of products. As such we have changed the line item to read “Travel-Sourcing Suppliers”.

12. Please provide a more detailed discussion of your plans of operation for reduced funding.

For example, you indicate that you will reduce the cost of logo and website development but it is not clear if or when you would have a functioning website under any of your scenarios.

RESPONSE:

 In accordance with your recommendations, we have revised the detailed discussion of our plans of operations for reduced, to clarify how the Company would move forward with the reduced funding.

Limited Operating History; Need for Additional Capital, page 42

13. Please reconcile the statement that the amount of the offering will allow you to operate for at least 18 months with the statements in “—Plan of Operations,” which imply that the proceeds from the offering will cover your expenses for 12 months.

RESPONSE:

We have revised our disclosure in the last sentence of the first paragraph of this section to read “12 months”.

14. Please disclose why your management believes subsequent successful private placements will result in the generation of revenue.

Ample-Tee, Inc.

www.ample-tee.com

corporate@ample-tee.com

telephone:(775) 321-8214

RESPONSE:

In accordance with your recommendations we have expanded our disclosure within the “Limited Operating History; Need for Additional Capital” on why management believes subsequent successful private placements will result in the generation of revenues.

15. You state that as of the date of this registration statement, the current funds available will not be sufficient to continue maintaining a reporting status. Elsewhere you have disclosed that your sole officer and director agreed to loan the company funds to complete the registration process. Please disclose here whether there is an agreement in place with your sole officer regarding his commitment to contribute capital or make advances. If so, disclose the maximum amount committed. If there is no firm agreement in place, please state this fact.

RESPONSE:

We have modified our disclosure as per your recommendation as follows;

“Lawrence Chenard, our Chairman of the Board of Directors and holder of a majority of our common stock has agreed to advance funds as needed until the offering is completed or failed.  While he has agreed to advance the funds, the agreement is verbal and is unenforceable as a matter of law.”

Certain Relationships and Related Transactions, page 47

16. Please confirm to us your understanding that Securities Act Rule 144(i) prohibits resales of restricted shares by a person who acquired such shares from a shell company, as you were when you issued shares to Mr. Chenard, unless you satisfy the conditions described in such rule.

RESPONSE:

We confirm our understanding of Rule 144(i), if a company ever was a shell company, the company must have done all its periodic SEC filings for the last 12 months from the date the company is no longer a shell company or 144 is not available.

We trust our responses meet with your approval.

Sincerely,

s/Lawrence Chenard

Lawrence Chenard

Ample-Tee, Inc.

Ample-Tee, Inc.

www.ample-tee.com

corporate@ample-tee.com

telephone:(775) 321-8214